UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors

As previously reported, on April 18, 2024, Peter James Gothard, James Douglas Dampney, and William Martin Colwell of KPMG (referred to hereinafter in the singular as the “Administrator”) were appointed as joint and several administrators of Tritium DCFC Limited (the “Company”) and three of its Australian subsidiaries, Tritium Pty Ltd, Tritium Holdings Pty Ltd, and Tritium Nominee Pty Ltd, pursuant to Section 436A of the Australian Corporations Act 2001.

On May 19, 2024, Jane Hunter, Chief Executive Officer and Executive Director of the Company, informed the Administrator of her resignation from the board of directors of the Company, effective immediately. Ms. Hunter and the Company have no disagreements, including with respect to any accounting-related policy or matter, and she will continue to serve as Chief Executive Officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: May 24, 2024	By:	/s/ Robert Topol
Robert Topol
Chief Financial Officer